UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

GigPeak, Inc.

(Name of Subject Company)

Glider Merger Sub, Inc.

(Offeror)

a wholly-owned subsidiary of

Integrated Device Technology, Inc.

(Offeror)

(Name of Filing Persons and Offerors)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

37518Q109

(Cusip Number of Class of Securities)

Matthew Brandalise, Esq.

General Counsel and Secretary

Integrated Device Technology, Inc.

6024 Silver Creek Valley Road

San Jose, CA 95138

(408) 284-8200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Mark V. Roeder

Josh Dubofsky

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$230,873,760.02	$26,758.27

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (i) 67,641,585, the number of outstanding shares of GigPeak, Inc. common stock, multiplied by $3.08, the offer price, (ii) 6,894,399, the number of shares of common stock issuable pursuant to outstanding options with an exercise price less than the offer price of $3.08 per share, multiplied by $0.82, which is the offer price of $3.08 minus the weighted average exercise price for such options of $2.26 per share, (iii) 5,470,038 shares of common stock underlying restricted stock units, multiplied by the offer price of $3.08 per share, and (iv) 36,554, the number of shares of common stock issuable pursuant to the exercise of outstanding warrants with an exercise price less than the offer price of $3.08 per share, multiplied by $1.00, which is the offer price of $3.08 minus the weighted average exercise price for such warrants of $2.08 per share. The foregoing share figures have been provided by the issuer to the offerors and are as of March 1, 2017, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $26,758.27	Filing Party: Integrated Device Technology, Inc. and Glider Merger Sub, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: March 7, 2017.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

1.	Name of Reporting Person Integrated Device Technology, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,000 shares of Common Stock
	8.	Shared Voting Power -0- shares of Common Stock
	9.	Sole Dispositive Power 1,000 shares of Common Stock
	10.	Shared Dispositive Power -0- shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000 shares of Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person CO

1.	Name of Reporting Person Glider Merger Sub, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -0- shares of Common Stock
	8.	Shared Voting Power -0- shares of Common Stock*
	9.	Sole Dispositive Power -0- shares of Common Stock
	10.	Shared Dispositive Power -0- shares of Common Stock*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0- shares of Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0%*
14.	Type of Reporting Person CO

*	As a result of the termination of its corporate existence in connection with the merger, Glider Merger Sub, Inc. ceased to be the beneficial owner of any securities of GigPeak, Inc..

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed with the United States Securities and Exchange Commission on March 7, 2017 by Glider Merger Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Integrated Device Technology, Inc. (“IDT”) and IDT, a Delaware corporation. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share of GigPeak, Inc. (“GigPeak”), a Delaware corporation, including the associated purchase rights for Series A Junior Preferred Stock of GigPeak (the “Rights”) issued under the Rights Agreement, dated as of December 16, 2014, as amended, between GigPeak and American Stock Transfer & Trust Company, LLC, as rights agent (such Rights, together with the common stock, the “Shares”), at a price of $3.08 per Share, in cash, without interest and subject to any applicable withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase, dated March 7, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer.”

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9 and 11

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text:

The Offer and withdrawal rights expired as scheduled at one minute following 11:59 P.M. (12:00 midnight) New York City time, on Monday, April 3, 2017, and was not extended. The Depositary advised IDT and the Purchaser that, as of such time, a total of 54,454,085 Shares were validly tendered in, and not properly withdrawn from, the Offer, representing approximately 80.42% of GigPeak’s then outstanding Shares and 67.84% of GigPeak’s then outstanding Shares (determined on a fully diluted basis).

The number of Shares tendered in the Offer satisfies the Minimum Condition and all of the other conditions to the Offer have been satisfied. Accordingly, all Shares that were validly tendered and not properly withdrawn prior to the expiration of the Offer have been accepted for purchase and will be paid for by the Purchaser.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), the Purchaser owned at least the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of GigPeak. Accordingly, on April 4, 2017, IDT and Purchaser consummated the Merger pursuant to the terms of the Merger Agreement and in accordance with Section 251(h) of the DGCL. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time, other than any Shares (i) that are owned by or held in the treasury of GigPeak, or owned by IDT or any direct or indirect wholly-owned Subsidiaries of IDT or GigPeak or (ii) in respect of which appraisal rights were perfected in accordance with Section 262 DGCL, were automatically converted into the right to receive an amount in cash equal to $3.08 without interest and subject to any applicable withholding taxes.

Following the Merger, IDT intends to cause the Shares to be delisted from the NYSE MKT and deregistered under the Exchange Act.

On April 4, 2017, IDT issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(vi) hereto and is incorporated herein by reference.

Item 12

The Exhibit Index appearing after the signature page hereto is hereby amended and supplemented by adding the following:

(a)(5)(vi) Press release issued by Integrated Device Technology, Inc. announcing the expiration and results of the offer on April 4, 2017.

(b)(2) Credit Agreement, dated as of April 4, 2017, by and among JPMorgan Chase Bank, N.A. (and the other lenders party thereto) and Integrated Device Technology, Inc. (and certain of its affiliates).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2017

GLIDER MERGER SUB, INC.

By:	/s/ Gregory L. Waters
	Name:	Gregory L. Waters
	Title:	President and Chief Executive Officer (duly authorized officer)

INTEGRATED DEVICE TECHNOLOGY, INC.

By:	/s/ Gregory L. Waters
	Name:	Gregory L. Waters
	Title:	President and Chief Executive Officer (duly authorized officer)

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated March 7, 2017.*

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Summary Advertisement as published in The New York Times on March 7, 2017.*

(a)(5)(i)	Joint press release issued by GigPeak, Inc. and Integrated Device Technology, Inc. announcing the signing of the merger agreement on February 13, 2017 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Integrated Device Technology, Inc. with the SEC on February 13, 2017).*

(a)(5)(ii)	IDT Presentation at meeting for employees of GigPeak on February 13, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Integrated Device Technology, Inc. with the SEC on February 13, 2017).*

(a)(5)(iii)	Transcript of portions of the conference call held by Integrated Device Technology, Inc. on February 14, 2017 and relating to the proposed acquisition of GigPeak, Inc. (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Integrated Device Technology, Inc. with the SEC on February 15, 2017).*

(a)(5)(iv)	Letter to GigPeak customers dated February 15, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Integrated Device Technology, Inc. with the SEC on February 16, 2017).*

(a)(5)(v)	Press release issued by Integrated Device Technology, Inc. announcing commencement of the offer on March 7, 2017.*

(a)(5)(vi)	Press release issued by Integrated Device Technology, Inc. announcing the expiration and results of the offer on April 4, 2017.

(b)(1)	Commitment Letter, dated February 13, 2017, by and between JPMorgan Chase Bank, N.A. and Integrated Device Technology, Inc.*

(b)(2)	Credit Agreement, dated as of April 4, 2017, by and among JPMorgan Chase Bank, N.A. (and the other lenders party thereto) and Integrated Device Technology, Inc. (and certain of its affiliates).

(d)(1)	Agreement and Plan of Merger, dated February 13, 2017, by and among GigPeak, Inc., Integrated Device Technology, Inc. and Glider Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Integrated Device Technology, Inc. with the SEC on February 13, 2017).*

(d)(2)(i)	Mutual Nondisclosure Agreement, dated January 11, 2017, by and between Integrated Device Technology, Inc. and GigPeak, Inc.*

(d)(2)(ii)	Mutual Nondisclosure Agreement, dated January 18, 2017, by and between Integrated Device Technology, Inc. and GigPeak, Inc.*

(d)(3)	Tender and Support Agreement, dated February 25, 2015, by and among Integrated Device Technology, Inc., Glider Merger Sub, Inc., Dr. Avi Katz, Neil J. Miotto, Kimberly D.C. Trapp, Frank Schneider, John J. Mikulsky, and Joseph J. Lazzara (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Integrated Device Technology, Inc. with the SEC on February 13, 2017).*

(d)(4)(i)	Employment Letter, dated February 7, 2017, by and between Integrated Device Technology, Inc. and Andrea Betti-Berutto.*

(d)(4)(ii)	Employment Letter, dated February 7, 2017, by and between Integrated Device Technology, Inc. and Raluca Dinu.*

Index No.

(d)(4)(iii)	Employment Letter, dated February 8, 2017, by and between Integrated Device Technology, Inc. and Darren Ma.*

(d)(4)(iv)	Amended and Restated Employment Letter, dated February 28, 2017, by and between Integrated Device Technology, Inc. and Andrea Betti-Berutto.*

(d)(4)(v)	Amended and Restated Employment Letter, dated February 28, 2017, by and between Integrated Device Technology, Inc. and Raluca Dinu.*

(d)(5)	Non-Competition and Non-Solicitation Agreement, dated February 13, 2017, by and between Integrated Device Technology and Dr. Avi Katz.*

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed